Filed by: Filed by Trebia Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12 under

the Securities Exchange Act of 1934, as amended.

Subject Company: Trebia Acquisition Corp.

Commission File No.: 001-39331

Date: December 7, 2021

System1 Announces its Slate of Director Nominees for Election to its Board of Directors Ahead of Business Combination with Trebia Acquisition Corp

LOS ANGELES, Dec. 7, 2021 (GLOBE NEWSWIRE)— System1, an omnichannel customer acquisition platform, and Trebia Acquisition Corp. (“TREB” or “Trebia”) (NYSE: TREB), a special purpose acquisition company (“SPAC”) formed by entities affiliated with William P. Foley, II and Frank R. Martire, Jr., today announced the slate of director nominees for election to its Board of Directors. These directors are subject to election in connection with the completion of System1’s business combination with Trebia.

“We are very excited to welcome this group of highly experienced directors to our board,” commented Michael Blend, Chief Executive Officer of System1, who is also nominated to serve as Chairman of the Board of Directors. “We look forward to leveraging their shared business and operational experience to build long-term value for System1’s shareholders.”

The following individuals have been nominated for election to System1’s Board of Directors in connection with its business combination with Trebia Acquisition Corporation:

William P. Foley, II is a co-founder of Trebia Acquisition Corporation and served as a director of Trebia Acquisition Corporation from February 2020 until April 2021. Mr. Foley has served as the Chairman of Cannae since July 2017, as well as the Managing Member and Senior Managing Director of Trasimene Capital Management, LLC, a privately-held investment advisory firm, since November 2019. Mr. Foley is a founder of Fidelity National Financial, Inc., and serves as the Chairman of the Board of Directors of Fidelity National Financial, Inc. since 1984, and served as Chief Executive Officer of FNF until May 2007 and as President of FNF until December 1994. Mr. Foley has also served as the Chairman of Foley Trasimene Acquisition Corp. I from May 2020 until April 2021. Mr. Foley has also served as the Chairman of Foley Trasimene Acquisition Corp. II since July 2020 and continues to serve on the board of directors of Paysafe Limited. Mr. Foley also serves as the Chairman of The Dun & Bradstreet Corporation. Mr. Foley serves as Chairman Emeritus of Black Knight, Inc., a technology and analytics services company for the mortgage and real estate industries, since June 2021, and served as Chairman of Black Knight, Inc. from January 2014 to December 2019. Mr. Foley also serves as the Chairman, Chief Executive Officer and President of Foley Family Wines Holdings, Inc., and also as Executive Chairman and Chief Executive Officer of Black Knight Sports and Entertainment LLC. Mr. Foley received his MBA from Seattle University and his JD from the University of Washington. Mr. Foley holds a bachelor’s degree in engineering from the United States Military Academy at West Point.

Frank R. Martire, Jr. is a co-founder and has served as a director of Trebia since February 2020. He has served as a director of Foley Trasimene since May 2020. In addition, he has served as a director of Cannae since November 2017. Mr. Martire has served as the Executive Chairman of NCR Corporation (NYSE: NCR) since May 2018. Mr. Martire served as Chairman of FIS from January 2017 until May 2018, and as Executive Chairman of FIS from January 2015 through December 2016. Mr. Martire served as Chairman of the Board and Chief Executive Officer of FIS from April 2012 until January 2015. Mr. Martire joined FIS as President and Chief Executive Officer after its acquisition of Metavante in October 2009, where he had served as Chairman of the Board and Chief Executive Officer since January 2003. Mr. Martire served as President and Chief Operating Officer of Call Solutions, Inc. from 2001 to 2003 and President and Chief Operating Officer, Financial Institution Systems and Services Group of Fiserv from 1991 to 2001.

Michael Blend is System1’s co-founder and has served as System1’s Chief Executive Officer since February 2021, and Chairman of the Board since 2013. Prior to System1, Mr. Blend was President/COO of Leaf Group Ltd. (NYSE: LEAF), which he joined when Leaf Group acquired his data company, Hotkeys, in 2006. Prior to Hotkeys, Mr. Blend was Vice President, Corporate Development for Jawbone from 2001 to 2003 and for Wedding Channel (acquired by The Knot) from 1999 to 2001. Mr. Blend currently serves on the Board of Directors of Nutrisystem, Inc. and Protected.net, and previously has served on the Board of Directors of leading digital marketing and technology companies, including Dynata, Data Axle, among others. Mr. Blend was also the Chairman of the Board of Stuff Media from 2016 until it was acquired by iHeart Media in 2018. Mr. Blend was the EY National Entrepreneur of the Year for Media, Entertainment & Communications in 2018, together with System1’s other co-founder, Charles Ursini. Mr. Blend received his JD from The University of Chicago and holds a bachelor’s degree in mathematics from Duke University.

Christopher Phillips is a co-founder of Protected.net and has served as both its Chief Executive Officer and a Director since May 2016. In addition, since January 2008, he has served as Chief Executive Officer and Chairman of Just Develop It, a privately held UK based investment company. Previously, Mr. Phillips was Chief Executive Officer and Director of WZUK, a global provider of websites and web hosting, he held both positions from April 2014 until the company was sold to Endurance International Group (NASDAQ:EIGI) in July 2017. From January 2011 to January 2015, Mr. Phillips served as Chief Executive Officer of JDI Backup, a leading provider of cloud storage services.

Dexter Fowler is an American professional baseball outfielder who has played in 14 Major League Baseball (MLB) seasons, most recently for the Los Angeles Angels since April 2021. Prior to the Angels, Mr. Fowler played for the St. Louis Cardinals from April 2017 to October 2020, for the Chicago Cubs from April 2015 to October 2016 and before that for the Houston Astros from April 2014 to October 2014. Mr. Fowler began his MLB career with the Colorado Rockies in 2004. Mr. Fowler also represented the United States in the 2008 Summer Olympics, as a member of the United States national baseball team. Mr. Fowler currently serves on the board of directors of Austerlitz Acquisition Corporation I, a publicly traded special purpose acquisition company.

Caroline Horn has been a Partner of Andreessen Horowitz since April 2012 where she provides strategic advice to portfolio founders and CEOs on how to assess, hire, develop and retain the best executive talent. Ms. Horn also runs Andreessen Horowitz’s Guide to Venture-Backed Board Membership program that prepares Board-ready underrepresented executives to serve as board directors in venture-backed companies. Additionally, Ms. Horn has served as an advisor at Strava since April 2014 where she provides strategic advice on hiring and people related issues. Previously, Ms. Horn served as an Executive Recruiting Manager and Executive Recruiter for Global Leadership for Google, Inc. (NASDAQ: GOOG) from September 2004 to April 2012. She began her career at a retained executive search firm in San Francisco. Ms. Horn holds a bachelor’s degree in anthropology from Dartmouth College.

Moujan Kazerani has been a Founding Partner of Stibel Investments since co-founding it in December 2010, and Bryant Stibel since co-founding it in November 2013. Previously, Ms. Kazerani served as General Counsel, Chief Compliance Officer & Head of HR and Culture at Dun & Bradstreet Credibility Corporation and later as Leader of Global Corporate Strategy for D&B (NYSE: DNB) from September 2010 to July 2017. Prior to D&B, Ms. Kazerani served as General Counsel & Secretary at Zag.com which launched and merged with TrueCar, Inc. (NASDAQ: TRUE) from November 2006 to September 2010 and advised on the company’s compensation and audit committees of the board. Ms. Kazerani started her career as a corporate associate at Gibson, Dunn & Crutcher LLP. Ms. Kazerani currently serves on the board of directors of RingDNA, and Tailwind International Acquisition Corp. where she also serves on its audit committee. She received her JD from The UCLA School of Law and holds a bachelor’s degree in psychology from U.C. Berkeley.

Jennifer Prince is the Chief Commercial Officer of the Los Angeles Rams, an American football team in the National Football League, a position that she recently started in December 2021. From December 2020 through November 2021, Ms. Prince served as the Vice President and Head of Global Content Partnerships for Twitter, where she led the social network’s sales and partnership efforts engaging with media and entertainment companies and individual creators since 2013. Prior to Twitter, Ms. Prince was head of industry for film and television at Google and head of media and entertainment at YouTube from April 2011 to August 2013. Ms. Prince was also SVP of Advertising Sales at Demand Media from June 2007 to April 2011. Ms. Prince currently serves on the board of directors of Versus Systems Inc. and Ghostcast Inc. Ms. Prince holds a bachelor’s degree in communications from U.C. Santa Barbara.

A. Emmet Stephenson, Jr. is Senior Partner of Stephenson Ventures since its founding in November 1980. He has also served as the President and Chairman of Domain.com, Inc., a privately held company in the domain name portfolio business since its formation in 1988. Mr. Stephenson served on the board of Danaher Corporation (NYSE: DHR) from 1986 to May 2008. He also served as chairman of Startek, Inc. (NYSE: SRT) since cofounding it in 1987 to May 2006. Mr. Stephenson received his MBA from Harvard Business School and holds a bachelor’s degree in finance from Louisiana State University.

About System1

System1 combines best-in-class technology & data science to operate its advanced Responsive Acquisition Marketing Platform (RAMP). System1’s RAMP is omnichannel and omnivertical, and built for a privacy-centric world. RAMP enables the building of powerful brands across multiple consumer verticals, the development & growth of a suite of privacy-focused products, and the delivery of high-intent customers to advertising partners.

For more information, visit www.system1.com.

About Trebia Acquisition Corp.

Trebia Acquisition Corp. is a blank check company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more business entities. The company was founded by William P. Foley, II and Frank R. Martire, Jr. on February 11, 2020 and is headquartered in New York, NY.

For more information, visit www.trebiaacqcorp.com.

Important Information and Where to Find It

In connection with the proposed business combination (the “Business Combination”), Trebia filed a registration statement on Form S-4, which contains a proxy statement/prospectus (the “Proxy Statement/Prospectus”), with the U.S. Securities and Exchange Commission (“SEC”) to be distributed to holders of Trebia ordinary shares in connection with Trebia’s solicitation of proxies for the vote by Trebia’s shareholders in connection with the proposed business combination with S1 Holdco, LLC (“S1”

and System1’s parent entity) and Protected.net Group Ltd. (“Protected”, and together with its and S1’s respective subsidiaries, collectively “System1”). Trebia also will file other documents regarding the proposed transaction with the SEC related to the proposed business combination. Trebia and System1 urge investors, shareholders and other interested persons to read the Proxy Statement/Prospectus, as well as other documents filed with the SEC in connection with the Business Combination, as these materials will contain important information about Trebia, System1 and the Business Combination. Such persons can also read (i) Trebia’s final prospectus, as amended, dated June 16, 2020 (SEC File No. 333-238824) which was filed with the SEC on June 18, 2020 (the “Trebia Prospectus”), for a description of the security holdings of Trebia’s officers and directors and their respective interests as security holders in the consummation of the proposed business combination, (ii) Trebia’s current report on Form 8-K which was filed with the SEC on June 29, 2021 for a description of the business combination agreement and certain ancillary agreements related to the Business Combination and (iii) the Proxy Statement/Prospectus. After the registration statement has been cleared by the SEC, the definitive Proxy Statement/Prospectus will be mailed to Trebia’s shareholders as of a record date to be established for voting on the Business Combination and other matters related thereto. Shareholders will also be able to obtain copies of such documents, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to: Trebia Acquisition Corp., 41 Madison Avenue, Suite 2020, New York, NY 10010, or (646) 450-9187.

Participants in the Solicitation

Trebia and System1, and their respective directors, executive officers and other employees and members of their management may be deemed, under SEC rules, to be participants in the solicitation of proxies of Trebia’s shareholders in connection with the Business Combination. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of Trebia’s directors and executive officers in (i) the Trebia Prospectus and (ii) the Proxy Statement/Prospectus. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of Trebia’s shareholders (including information concerning the interests of Trebia’s and System1’s participants in the solicitation, which may, in some cases, be different than those of Trebia’s and System1’s equity holders generally) in connection with the Business Combination is set forth in the Proxy Statement/Prospectus for the Business Combination.

No Offer or Solicitation

This document does not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination. This document also does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor will there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities will be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Forward Looking Statements

This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements regarding Trebia, System1 or their respective management team’s expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this document may include, for example, statements about System1’s industry and market sizes; future opportunities for System1; expectations and projections concerning the future financial and operational performance and/or results of operations of System1; and the pending Business Combination transaction between Trebia and System1, including the implied enterprise value, ownership structure and the likelihood and ability of the parties to successfully consummate the transaction.

The forward-looking statements contained in this document are based on Trebia’s and System1’s current expectations and beliefs concerning future developments, and their potential effects on Trebia or System1 taking into account information currently available.

These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause System1’s actual financial results or operating performance to be materially different from those expressed or implied by these forward-looking statements. Such risks, uncertainties and assumptions include, but are not limited to: (1) the occurrence of any event, change, or other circumstances that could give rise to the termination of the business combination agreement (the “Agreement”); (2) the outcome of any legal proceedings that may be instituted against Trebia and/or System1 following the announcement of the Agreement and the transactions contemplated therein; (3) the inability to complete the proposed business combination, including due to failure to obtain approval of the shareholders of Trebia, certain regulatory approvals, or satisfy other conditions to closing in the Agreement; (4) the occurrence of any event, change, or other circumstance that could give rise to the termination of the Agreement or could otherwise cause the transaction to fail to close; (5) the impact of COVID-19 on System1’s business and/or the ability of the parties to complete the proposed business combination; (6) the inability to maintain the listing of Trebia’s ordinary shares on NYSE following the proposed business combination; (7) the risk that the proposed business combination disrupts current plans and operations as a result of the announcement and consummation of the proposed business combination; (8) the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of System1 to grow and manage growth profitably, and retain its key employees; (9) costs related to the proposed business combination; (10) the amount of redemption requests by Trebia’s public shareholders; (11) changes in applicable laws or regulations (including those concerning data security, consumer privacy and/or information sharing); and (12) the possibility that Trebia or System1 may be adversely affected by other economic, business, and/or competitive factors. The foregoing list of factors is not exclusive. Additional information concerning certain of these and other risk factors is contained in Trebia’s most recent filings with the SEC, including the Proxy Statement filed in connection with the Business Combination.

Contacts:

Investors

Ashley DeSimone

ICR, Inc.

Ashley.desimone@icrinc.com

Brett Milotte

ICR, Inc.

Brett.milotte@icrinc.com

Media

Dan McDermott

ICR, Inc.

Dan.mcdermott@icrinc.com